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November 29, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Peggy Kim, Special Counsel,
Office of Mergers & Acquisitions

Re:	Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Schedule 14D-9 filed on November 10, 2011

Dear Ms. Kim:

On behalf of Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust (collectively, the “Trusts”), set forth below are the Trusts’ responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2011, concerning the Trusts’ Schedules 14D-9 filed November 10, 2011 (as they may be amended, the “Schedules 14D-9”).  For your convenience, the responses follow the comment copied in boldface from your letter of November 16, 2011.  All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedules 14D-9.

Schedule 14D-9

Reasons for the Recommendation, page 8

1.
We note that Merrill Lynch will receive consideration from Van Eck upon completion of the Exchange Offer and that the amount will be based on, among other things, the value of receipts tendered into the Exchange Offers. Please revise to quantify the amount of consideration and describe how the consideration will be calculated. Please also file any agreement regarding this consideration to be paid to Merrill Lynch.

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November 29, 2011

We note the Staff’s comment.  For the reasons described below, the Trusts respectfully assert that all information material to an investment decision to be made by the holders of the Subject HOLDRS has been provided in the Schedules 14D-9 and that additional details of the consideration to be received by Merrill Lynch should therefore not be required to be disclosed in the Schedules 14D-9.

The Trusts note that they are the entities filing the Schedules 14D-9 and that Merrill Lynch is not a filing person for the Schedules 14D-9.  The Trusts note that Merrill Lynch is signing only in its capacity as the initial depositor of the Trusts, does not serve in a management or advisory capacity to the Trusts.  The Trusts do not hold any Subject HOLDRS and therefore are not receiving any consideration in connection with the Offers.  The Trusts also note that Merrill Lynch is not tendering any HOLDRS into the Offers, and therefore is not receiving any consideration in exchange for its HOLDRS.

The Trusts note that Merrill Lynch will receive consideration from Van Eck for the assets being acquired pursuant to the Asset Purchase Agreement.  Although the consideration to be received by Merrill Lynch is based in part on the amount of assets tendered for exchange in the Offers, the consideration is payable as a result of the acquisition or licensing in perpetuity of assets under the Asset Purchase Agreement and not as a result of Merrill Lynch tendering HOLDRS into the Offers.

The Trusts do not believe the amount of consideration Merrill Lynch is receiving as a result of the Asset Purchase Agreement, even if the maximum amount were to be paid, is material to Merrill Lynch, and therefore the Trusts believe that they have satisfied their disclosure requirements under Schedule 14D-9 by disclosing that Merrill Lynch is receiving compensation from Van Eck (even if the amount is not disclosed).

In addition, the Trusts do not believe that there is a potential conflict of interest between the interests of Merrill Lynch, on the one hand, and the holders of the Subject HOLDRS, on the other hand.  Unlike a mutual fund or a corporation, an investment in HOLDRS is effectively a pass-through investment in each of the securities underlying such HOLDRS.  The Trusts note that the exchange value in the Offers is calculated on a value-for-value basis, based on the closing prices of the securities on the date of expiration of the Offers, and is not affected by any consideration Merrill Lynch is receiving pursuant to the Asset Purchase Agreement.

Further supporting their argument that there is no potential conflict of interest, the Trusts note that neither they or Merrill Lynch are making a recommendation to holders of the Subject HOLDRS as to whether such holders should tender their HOLDRS for exchange in the Offers.  Additionally, Merrill Lynch is not engaging in any activity to either encourage or discourage

November 29, 2011

participation in the Offers by the holders of Subject HOLDRS.  Unlike a merger, the investment decision about whether to exchange their HOLDRS for shares of a Market Vectors ETF product in the Offers is solely the individual decision of each holder.  Each holder of the Subject HOLDRS may choose to participate in the Offers or to keep its current investment in HOLDRS.  As noted above, the exchange value in the Offers is not affected by any consideration Merrill Lynch is receiving pursuant to the Asset Purchase Agreement.

Per the Staff’s request, the letter agreement between Merrill Lynch and Van Eck relating to such consideration has been supplementally provided to the Staff.

*          *          *

The Trusts acknowledged that the Trusts are responsible for the adequacy and accuracy of the disclosure in each Schedule 14D-9, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Schedule 14D-9.  The Trusts acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 508-8025 or Christa A. D’Alimonte at (212) 848-7257.

Very truly yours,

/s/ Abigail Arms

Abigail Arms

cc:	Brian Ubaldi/Stephen Hostetler, Bank of America Merrill Lynch
Christa A. D’Alimonte, Shearman & Sterling LLP